May 19, 2015

Via EDGAR

Dietrich A. King
Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             PacWest Bancorp

Registration Statement on Form S-4

Filed April 22, 2015

File No. 333-203573

Dear Mr. King:

On behalf of PacWest Bancorp (“PacWest” or the “Company”), set forth below are the responses to the comments and questions of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in your letter dated May 6, 2015 regarding the Company’s registration statement on Form S-4 containing the preliminary proxy statement/prospectus, filed with the Commission on April 22, 2015 (the “S-4”).  For your convenience, this letter is formatted to reproduce your numbered comments in bold text followed by our response.

In some of the responses, the Company has agreed to change or supplement the disclosures in its filings.  It is doing so in the spirit of cooperation with the Staff, and not because the Company believes its prior filing is materially deficient or inaccurate.  Accordingly, any amendment to its filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures by the Company were in any way deficient.

With this letter, the Company is filing Amendment No. 1 to the S-4 with the Commission today, which includes the revised disclosure and certain other updated information.

Summary/Square 1’s Directors and Executive Officers Have Certain Interests in the Merger, page 10

1.                                      Please quantify the aggregate compensation that each Square 1 director and executive officer will receive as a result of the merger as described in more detail starting on page 62.

The Company respectfully advises the Staff that it has revised the disclosure on pages 10 and 11 in response to this comment.

The Merger/Interests of Square 1 Directors and Executive Officers in the Merger/Letter Agreements and Employment Agreements, page 62

2.                                      Please tell us what consideration you have given to filing as exhibits to the registration statement the agreements discussed in this section.

The Company respectfully submits that the agreements discussed in this section are not required to be filed as exhibits to the registration statement.  The individuals that have entered into such agreements are not, and upon completion of the Merger will not be, directors or executive officers of PacWest, and as a result, the Company does not believe that it is required pursuant to Item 601(b)(10) of Regulation S-K to file such agreements as exhibits to the registration statement.  Moreover, the Company respectfully submits that, even if such individuals were directors or officers of PacWest, Item 601(b)(10) is not applicable to the registration statement.  Footnote 1 to the exhibit table set forth in Item 601(a) of Regulation S-K states that an exhibit need not be provided about a company if (1) an election has been made under Form S-4 to provide information about the company at a level prescribed by Form S-3 and (2) Form S-3 would not require the company to provide such exhibit if it were registering a primary offering.  An election has been made under Form S-4 to provide information in the registration statement about each of PacWest and Square 1 at a level prescribed by Form S-3, and Item 601(b)(10) of Regulation S-K is inapplicable to a Form S-3 registration statement.  See Response Letter from ProLogis, Inc. dated April 12, 2011 and Response Letter from General Cable Corp. dated November 17, 2009.

The Merger Agreement/Explanatory Note, page 70

3.                                      We note your explanatory note concerning the representations and warranties contained in the merger agreement.  Please note that disclosure regarding an agreement’s representations or covenants (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading.  Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005).  Accordingly, if you continue to use this explanatory note, please revise it to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

The Company respectfully advises the Staff that it has revised the disclosure on page 72 in response to this comment.

Exhibits

4.                                      Please file all outstanding exhibits, including legality and tax opinions, with your next amendment or tell us when you plan to file these documents.

The Company respectfully advises the Staff that it has filed each of the exhibits that were not filed with the S-4.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (310) 712-6603.

Sincerely,

/s/ Patrick S. Brown

Patrick S. Brown

cc:                                Kori L. Ogrosky
(PacWest Bancorp)

Leah Webb
(Square 1 Financial, Inc.)

Matthew M. Guest
(Wachtell, Lipton, Rosen & Katz)